WEALTH MANAGEMENT RESOURCES, INC.

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2019

WITH

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

WEALTH MANAGEMENT RESOURCES, INC.
FINANCIAL STATEMENTS
For the Year Ended December 31, 2019

Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51061

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1,2019 (MM/DD/YY) AND ENDING December 31, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WEALTH MANAGEMENT RESOURCES , INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

501 GREAT ROAD, SUITE 201
(No. and Street)

NORTH SMITHFIELD	RI	02896
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ARTHUR EVERLY (401) 356-1400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SANDLER & COMPANY PC
(Name – *if individual, state last, first, middle name*)

144 Gould Street, SUITE 204	NEEDHAM	MA	02494
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, <u>ARTHUR EVERLY</u> , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
<u>WEALTH MANAGEMENT RESOURCES , INC</u> , as
of <u>DECEMBER 31,</u> , 20 <u>19</u> , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

NONE





KEVIN R, WORTHLEY
Notary Public-State of Rhode Island
My Commission Expires
January 11, 2021

Signature

PRESIDENT
Title



ID # 760228

Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Report of Independent Registered Public Accounting Firm

To the Stockholders of
Wealth Management Resources, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Wealth Management Resources, Inc. as of December 31, 2019, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Wealth Management Resources, Inc. as of December 31, 2019 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Wealth Management Resources, Inc.'s management. Our responsibility is to express an opinion on Wealth Management Resources, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Wealth Management Resources, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplementary Information

The supplementary information contained in the Computation of Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Wealth Management Resources, Inc.'s financial statements. The supplementary information is the responsibility of Wealth Management Resources, Inc.'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Wealth Management Resources, Inc.'s auditor since 2015.

Dale & Company PC

Needham, Massachusetts

February 26, 2020

WEALTH MANAGEMENT RESOURCES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2019

ASSETS

Current Assets:

Cash and cash equivalents	$	83,210
Investment advisory fees receivable		365,557
Investment securities, cost basis $130,176		142,874
Total Current Assets		591,641

Non-Current Assets:

Office furniture and equipment at cost less	
accumulated depreciation of $31,865	13,026
Right-of-use asset for office lease, net of accumulated	
amortization of $60,999	30,680
Total Non-Current Assets	43,706

TOTAL ASSETS	$	635,347

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:

Accounts payable and accrued expenses	$	3,097
Current portion of lease liability		22,779
Total Current Liabilities		25,876

Non-Current Liabilities -

Non-Current portion of lease liability	7,901

TOTAL LIABILITIES	33,777

Stockholder's Equity:

Common stock - $1 par value, authorized 8,000 shares,	
issued and outstanding 200 shares	200
Additional paid-in capital	5,000
Retained earnings	596,370
TOTAL STOCKHOLDER'S EQUITY	601,570

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	635,347

The accompanying notes are an integral part of the financial statements.

WEALTH MANAGEMENT RESOURCES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2019

REVENUES:

Investment advisory fees	$	1,390,158
Commissions from the sale of mutual fund shares and insurance and annuity products		267,318
Financial planning fees		1,000
Dividend income		7,593
Interest income		111
Change in unrealized gains and losses on investment securities		20,412
TOTAL REVENUES		1,686,592

EXPENSES:

Compensation	1,233,205
Technology and communication	36,909
Professional fees	39,508
Office lease costs	37,259
Insurance	17,959
Office	16,655
Travel and entertainment	14,175
Regulatory	10,657
Advertising	9,049
Utilities	4,632
Depreciation	3,450
Other expenses	5,462
TOTAL EXPENSES	1,428,920
NET INCOME	$ 257,672

The accompanying notes are an integral part of the financial statements.

WEALTH MANAGEMENT RESOURCES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2019

| | Common Stock | | Additional | | Total |
	Shares	Amount	Paid-In Capital	Retained Earnings	Stockholder's Equity
Balance at beginning of year	200	$ 200	$ 5,000	$ 498,666	$ 503,866
Net income				257,672	257,672
Distributions to stockholder				(159,968)	(159,968)
Balance at end of year	200	$ 200	$ 5,000	$ 596,370	$ 601,570

The accompanying notes are an integral part of the financial statements.

WEALTH MANAGEMENT RESOURCES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2019

Cash Flows from Operating Activities:		
Net income	$	257,672
Adjustments to reconcile net income to net cash flow from operating activities:		
Depreciation		3,450
Change in unrealized gains and losses for investment securities		(20,412)
Dividends reinvested		(7,585)
Changes in operating assets and liabilities:		
Increase in accounts receivable		(50,227)
Decrease in accounts payable		(4,529)
Net Cash from Operating Activities		178,369
Cash Flows from Financing Activities -		
Distributions to stockholder		(159,968)
Net increase in cash and cash equivalents		18,401
Cash and cash equivalents, beginning of the year		64,809
Cash and cash equivalents, end of the year	$	83,210

Non-cash Investing and Financing Activity

During the year dividend income of $7,585 from the mutual fund investments was automatically reinvested to purchase additional mutual fund shares.

As explained in Note 4, in 2019 the Company changed its method of accounting for its office lease. A lease liability was recorded as of the beginning of 2019 in the amount of $52,135, representing the present value of future noncancelable minimum rents. A right-of-use asset was recorded in the same amount. The decrease in the lease liability during 2019 did not require use of cash, and the corresponding decrease in the right-to-use asset did not affect operating cash flows.

The accompanying notes are an integral part of the financial statements

Note 1: Summary of Significant Accounting Policies

Nature of Business - Wealth Management Resources, Inc. ("the Company"), a Rhode Island Corporation, was formed in 1994. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker/dealer and as an investment advisor. The Company is a member of the Financial Industry Regulatory Authority. The Company earns fees for investment advisory services, charged as a percentage of assets under management. The Company earns commissions from sales of several types of investments, including shares of mutual funds and other securities, annuities, and various insurance products.

Basis of Accounting - The Company's financial statements are prepared on the accrual basis and on the basis of accounting principles that are generally accepted in the United States of America.

Clearing Agreements - All company customer transactions are cleared on a fully disclosed basis through independent broker/dealers. The clients pay these broker/dealers various charges and fees for the clearing services provided. The clearing agents have custody of all customer investments and cash balances.

Revenue Recognition - The Company earns commissions from sales of several types of investments, including shares of mutual funds and other securities, annuities, and various insurance products. Commissions and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks of ownership have been transferred to/from the customer.

The Company also earns commissions paid by mutual funds over the period of time that the Company's customers continue to hold investments in the mutual funds. The services performed for such commissions are considered to be performed over time as the Company advises its customers to continue holding investments in the mutual funds, and the revenue is therefore recognized at the time of payment.

The Company provides investment advisory services for many of its customers on a continuing basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and recognized as revenue at that time as they relate specifically to the services provided in each quarter.

Note 1:   **Summary of Significant Accounting Policies (Continued)**

Income Taxes - The Company, with the consent of its stockholders, has elected to be taxed as an S corporation under subchapter S of the Internal Revenue Code. As an S corporation, the Company generally does not pay corporate income taxes. Instead, the Company's stockholders report the taxable income or loss and other items of tax significance on their individual income tax returns.

Management believes that it is more likely than not that its position regarding the Company's S Corporation status would be sustained upon examination. Accordingly, the Company's financial statements do not reflect a liability for income taxes. The Company's federal and state income tax returns are subject to examination by taxing authorities for a period of three years from the date they are filed. The earliest year still open and subject to examination is 2016.

Investment Securities —Investment securities are carried at fair value. Gains or losses realized upon sale of the investments are included in net income, as are the changes in unrealized gains and losses during the reporting period.

Fair Value Measurements — Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the most advantageous market in an orderly transaction between market participants on the measurement date. The Company is required to classify its fair value measurements based on a hierarchy of valuation inputs as follows:

Level 1	Quoted prices in active markets for identical assets and liabilities.
Level 2	Quoted prices for securities in markets that are not active; quoted prices in active markets for securities which are not identical to those being valued; inputs other than quoted prices that are observable for the asset or liability being valued, either directly or indirectly.
Level 3	Prices or valuations that require inputs that are both significant to the fair value measurements and unobservable.

Note 1: **Summary of Significant Accounting Policies (Continued)**

Leases for Office Premises - The Financial Accounting Standards Board issued new accounting rules for leases that were effective for non-public companies for reporting periods beginning after December 15, 2018, with earlier application permitted. The Company has adopted the new rules as of January 1, 2019. The new accounting rules applicable to the Company's lease of its office space require recording a liability in the amount of the discounted present value of future lease payments due under the lease. A right-of-use asset is recorded initially in the same amount as the lease liability. The lease liability is increased each year for accreted interest, and it is reduced by the lease payments. The right-of-use asset is increased by the accreted interest, and it is amortized in a manner that will cause the total lease payments due under the lease to be charged to expense on a straight-line basis over the lease term.

As a result of the change in accounting policy, the Company recorded a lease liability as of January 1, 2019 in the amount of $52,135 and a right-of-use asset in the same amount. The change in accounting policy had no effect on stockholder's equity. The new policy regarding the recognition of expense for the office lease was substantially the same as the policy employed in prior years. Consequently, the change in accounting policy had no effect on the amount of lease expense recognized in 2019.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Office Furniture and Equipment — Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the useful lives of the assets, ranging from three to ten years as follows:

Assets	Life
Computer Equipment	3-5 Years
Furniture & Other Office Equipment	7-10 Years

Cash and Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Note 2: **Accounts Receivable due from Clearing Organizations**

Accounts receivable of $365,557 at December 31, 2019 represent amounts due from clearing organizations and are considered fully collectible.

Note 3: **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Unified Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $201,917, which was $196,917 in excess of its required net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was .0153 to 1.

Note 4: **Related Party Lease**

The Company leases its office space from a limited liability company, whose owners are the current and a former stockholder of the Company. The lease runs through April 30, 2021. The lease provides for fixed payments of $2,000 per month. The lease also requires the Company to pay the condominium fees and real estate taxes for the premises.

As explained in Note 1, the Company changed its method of accounting for leases as of the beginning of 2019 in order to conform with new accounting rules promulgated by the Financial Standards Accounting Board in Accounting Standards Codification Topic 842 – Leases. Adoption of the new rules had no effect on stockholders' equity as of the beginning of 2019, and it had no effect on net income for 2019. As a result of adopting the new rules, the Company recorded a lease liability of $52,135 at the beginning of the year, representing the present value of future fixed lease payments. The present value was calculated using a discount rate of 6.0%, which is the Company's estimated incremental borrowing rate for loans with similar terms. A right-of-use asset was recorded in the same amount. At the end of 2019 the lease liability was adjusted to reflect the present value at that time of the remaining fixed lease payments. The right-of-use asset was adjusted to the same amount.

Lease cost for the year ended December 31, 2019 is included in occupancy expense on the statement of operations, which consists of the following components:

The Company leases its operating facilities on a month to month basis from a limited liability company, whose owners are the current and former stockholders of the Company. The lease runs through April 2021. Future minimum annual rental payments are as follows:

Operating lease cost	$ 24,000
Variable lease cost – condominium fees	10,250
Variable lease cost – real estate taxes	3,009
Total lease cost	$ 37,259

Cash payments for lease costs were the same as the costs on the statement of operations as shown above.

Note 4:   Related Party Lease (Continued)

Future fixed lease payments as of December 31,2019 are due as follows:

2020	$ 24,000
2021	8,000
Total future lease payments	32,000
Less imputed interest	(1,320)
Net lease liability	$ 30,680

The net lease liability at December 31, 2019 appears in the statement of financial condition as follows:

Current portion of lease liability	$ 22,779
Non-current portion of lease liability	7,901
Total	$ 30,680

Note 5:   Market and Credit Risk

Market risk is the potential loss the Company may incur as a result of changes in the fair value of its investment securities. The value of marketable securities is subject to the risk of unfavorable movements in market prices.

The Company maintains its cash balances in banks located in Rhode Island. These balances are currently insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2019, cash balances of $83,210 are federally insured.

Accounts receivable due from clearing organizations are subject to loss if the organizations become unable to meet their obligations.

WEALTH MANAGEMENT RESOURCES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2019

Note 6:   Investment Securities

The Company invests in securities for its own account. The securities are held for the Company by the brokerage firm Charles Schwab. Investment securities at December 31, 2019 consists of the following, at fair value:

Mutual funds - equity	$ 121,336
Mutual fund - bonds	6,015
Exchange traded funds - equity	15,523
	$ 142,874

Shares in the mutual fund investments may be redeemed at any time. Their fair value is determined by the net asset value per share as of the last day of the year, which is the price at which the funds offer and redeem their shares. Fair value of exchange traded funds is determined by the market price at the end of the last day of the year. Fair value measurements at December 31, 2019 are summarized as follows:

	Level 1	Level 2	Level 3	Total
Investment securities	$142,874	$ -	$ -	$142,874

Note 7:   Retirement Plan

The Company has a defined contribution 401(k) retirement plan under which the Company funds a matching contribution not to exceed 4% of employee compensation. The Company may also make a discretionary profit sharing contribution. The Company's contributions to the plan in 2019 totaled $85,000.

Note 8:   Subsequent Events

Management has evaluated subsequent events through February 26, 2020, the date on which the financial statements were available to be issued, and has determined that there are no subsequent events that require adjustment of or disclosure in the financial statements.

SUPPLEMENTARY INFORMATION

WEALTH MANAGEMENT RESOURCES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2019

Net Capital

Total Stockholders' Equity	$	601,570
Deductions and/or charges Non-allowable assets:		
Office furniture and equipment, at cost-net of accumulated depreciation		(13,026)
Accounts receivable and other assets		(365,557)
Net Capital, Before Haircuts on Securities Portion		222,987
Haircuts on securities:		
Marketable securities		(21,070)
Net Capital	$	201,917

Aggregate Indebtedness

Items included in statement of financial condition:		
Accounts payable and accrued expenses	$	3,097
Total Aggregate Indebtedness	$	3,097

Computation of Basic Net Capital Requirements

Minimum net capital required	$	5,000
Net capital in excess of requirement	$	196,917
Net capital less greater of 10% of aggregate indebtedness or 120% of		
minimum dollar net capital	$	195,917
Ratio of aggregate indebtedness to net capital		.015 to 1

There are no material differences between the computation of net capital above and the computation of net capital in the Company's corresponding unaudited X-17A-5 Part IIA filing.

The accompanying notes are an integral part of the financial statements.



SANDLER & COMPANY, P.C.
Sandler & Company, P.C.
Certified Public Accountants and Advisors
144 Gould Street, Suite 204, Needham, MA 02494
Tel. (781) 455-1480
Fax. (781) 455-6239
www.sandlercpa.com

Report of Independent Registered Public Accounting Firm

To the Stockholders of
Wealth Management Resources, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) Wealth Management Resources, Inc. identified the following provision of 17 C.F.R. Section 15c3-3(k) under which Wealth Management Resources, Inc. claimed an exemption from 17 C.F.R. Section 240.15c3-3: (1) (the "exemption provision") and (2) Wealth Management Resources, Inc. stated that Wealth Management Resources, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Wealth Management Resources, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Wealth Management Resources, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sandler & Company PC

Needham, Massachusetts
February 26, 2020

Massachusetts | Cayman Islands | New York

WEALTH MANAGEMENT RESOURCES, INC.
EXEMPTION REPORT PURSUANT to RULE 15c3-3 of the SECURITIES and EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2019

Wealth Management Resources Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R §240.15c3-3 under the following provision of 17 C.F.R §240.15c3-3 ; (k)(1).

(2) The Company met the identified exemption provision in 17 C.F.R §240.15c3- 3(k)(1) for the most recent fiscal year without exception.

Wealth Management Resources Inc.

I, Arthur C. Everly, swear or affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



By

Title: President